As filed with the United States Securities and Exchange Commission on March 3, 2020
Registration No. 333-207186
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
Midatech Pharma PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
England and Wales
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Tel: (212) 894-8800
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100
It is proposed that this filing become effective under Rule 466:	☑	immediately upon filing.
	☐	on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box: ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five (5) ordinary shares of Midatech Pharma PLC	n/a	n/a	n/a	n/a
*     Each unit represents one American Depositary Share.
**     Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment No. 3 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (Registration No. 333-207186), is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to five (5) ordinary shares of Midatech Pharma PLC, and (ii) make corresponding changes reflecting the ratio change to the previously filed Deposit Agreement.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 3 to Deposit Agreement filed as Exhibit (a)(4) to this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 and incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Article (15)

	(iii)	The collection and distribution of dividends	Article (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (12), (14) and (15)

	(v)	The sale or exercise of rights	Articles (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3), (4), (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4) and (22)

	(x)	Limitation upon the liability of the depositary	Articles (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article (9)

Item 2.	AVAILABLE INFORMATION	Article (12)

(b) Statement that Midatech Pharma PLC (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain information with the Securities and Exchange Commission (the “Commission”).  These reports and documents may be inspected and copied through the Commission’s EDGAR system or at public reference facilities maintained by the Commission located at the date of this Deposit Agreement at 100 F Street, N.E., Washington, D.C. 20549.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS
(a)(1)
Form of Deposit Agreement by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. – Previously filed as Exhibit (a) to Registration Statement on Form F-6/A (No. 333-207186), as amended, filed with the Securities and Exchange Commission on October 27, 2015 and incorporated herein by reference.

(a)(2)
Form of Amendment to Deposit Agreement (including the form of Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed as Exhibit (a)(2) to Registration Statement on Form F-6 POS (No. 333-207186), filed with the Securities and Exchange Commission on April 8, 2019 and incorporated by reference herein.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement (including the form of Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed as Exhibit (a)(3) to Registration Statement on Form F-6 POS (No. 333-207186), filed with the Securities and Exchange Commission on October 11, 2019 and incorporated by reference herein.

(a)(4)	Form of Amendment No. 3 to Deposit Agreement (including the form of Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a)(4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed and also as set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of December 4, 2015 and as amended to date, by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F‑6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 3, 2020.

Legal entity created by the Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number of ordinary shares of Midatech Pharma PLC

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Midatech Pharma PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on March 3, 2020.
Midatech Pharma PLC

By:	/s/ Craig Cook
	Name:	Craig Cook
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 3, 2020.
Signatures	Capacity

/s/ Craig Cook	Chief Executive Officer and Director
Craig Cook

/s/ Stephen Stamp	Chief Financial Officer and Director
Stephen Stamp

*	Non-Executive Director
Dr. Huaizheng Peng

*	Non-Executive Chairman of the Board
Rolf Stahel

*	Senior Independent Non-Executive Director
Simon Turton, Ph. D.

*	Non-Executive Director
Sijmen de Vries, M.D.

/s/Frédéric Duchesne	Non-Executive Director
Frédéric Duchesne

*By:	/s/ Craig Cook
Name:	Craig Cook
Title:	Power of Attorney

POWER OF ATTORNEY
We, the undersigned, hereby severally constitute and appoint each of Craig Cook and Stephen Stamp, each in their individual capacity, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as I might or could do in person, hereby ratifying and confirming all facts and things that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue thereof.
/s/ Stephen Stamp	Chief Financial Officer
Stephen Stamp
/s/ Frédéric Duchesne	Non-Executive Director
Frédéric Duchesne

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 has been signed by the undersigned on this March 3, 2020.
PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS
Exhibit Number
(a)(4)	Form of Amendment No. 3 to Deposit Agreement

(e)	Certification under Rule 466
9